VIA EDGAR	September 19, 2014
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549-3561

Re:                             Smart & Final Stores, Inc.
Registration Statement on Form S-1 (File No. 333-196931); and
Registration Statement on Form 8-A (File No. 001-36626)

Acceleration Request

Requested Date: September 23, 2014

Requested Time: 4:00 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Smart & Final Stores, Inc. (the “Company”) hereby requests that the above-referenced registration statement on Form S-1 (the “Registration Statement”) be accelerated so that the same may be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.  The Company also requests that the above-referenced registration statement on Form 8-A be declared effective concurrently with the Registration Statement.

In connection with this acceleration request, the Company hereby acknowledges that:

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Company requests that the staff notify us of the effectiveness of the Registration Statement by telephone call to Pippa Bond of Proskauer Rose LLP at (310) 284-5607.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Ms. Bond via e-mail at pbond@proskauer.com and via mail at Proskauer Rose LLP, 2049 Century Park East, Suite 3200, Los Angeles, California 90067-3206.

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Respectfully submitted,

/s/ David G. Hirz
David G. Hirz
President and Chief Executive Officer

cc:	Philippa M. Bond, Esq.
(Proskauer Rose LLP)

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